Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Calls for a Shareholders’ Meeting

MEXICO CITY, December 4th, 2025 -- Grupo Aeroportuario del Sureste, S.A.B. de C.V.(NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the United States, and Colombia, today announced the call to assembly for its General Ordinary Shareholders' Meeting which will be held on January 26th, 2026 and announced the agenda for the meeting.

The following is the complete text of the call to assembly for the shareholders' meeting:

CALL TO ASSEMBLY FOR ORDINARY ANNUAL GENERAL MEETING OF THE

SHAREHOLDERS OF GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.

By resolution of the Board of Directors adopted at the meeting held on the September 30th 2025 and pursuant to the provisions of Articles 36, 37 and other provisions of the bylaws of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (the “Company”) and Articles 181 and 183 of the General Corporations Law (“Ley General de Sociedades Mercantiles”), the Company's shareholders are hereby called to attend the Ordinary General Shareholders’ Meeting (the “Meeting”), which will take place at 10 o’clock a.m. on the 26th of January 2026, at the Company's offices at Bosque de Alisos No. 47-A 4th floor, Colonia Bosque de las Lomas, 05120, Mexico City, Mexico, in order to discuss the following matters:

A G E N D A

I.	Presentation, discussion and, if applicable, approval for the Company to acquire all or part of the shares and/or airport operators, including Companhia de Participações em Concessões, either directly or through its subsidiaries and/or special purpose vehicles. Resolutions thereon.

II.	Presentation, discussion and, if applicable, approval for the Company to, directly or indirectly, contract any type of debt, either through bank loans, securities issuances, or any other form of financing, and to enter into the contracts and agreements necessary and/or convenient to implement the foregoing. Resolutions thereon.

III.	Appointment of delegates in order to enact the resolutions adopted at the Meeting and, if applicable, to formalize such resolutions. Resolutions thereon.

Subject to the provisions of the paragraph immediately following this one, in order to have the right to attend the Meeting, the shareholders shall (i) be registered on the Company Shareholder Register, or provide other proof of ownership of Company shares or the corresponding certificates in accordance with the Mexican Stock Market Law. The Shareholder Register will be closed three working days prior to the date set for the Meeting, that is, on the 21st of January 2026; and (ii) have obtained their admission pass.

In order to have the right to attend the Meeting, at the latest on the working day before the Meeting (i) the shareholders shall deposit at the Company's offices, with S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores ("Indeval") or with any national or foreign financial credit institution, their share certificates or the receipts or other proof of deposit issued by any such institutions, and (ii) the brokerage houses and the other depositaries at Indeval shall present a list containing the names, addresses, nationalities and number of shares of the shareholders that they will represent at the Meeting. Upon receipt of such documents, the Company shall issue an admission pass to the shareholders and/or deliver the forms that they may use in order to be duly represented at the Meeting pursuant to subsection III of Article 49 of the Securities Market Law. In order to attend the Meeting, the shareholders shall present the corresponding admission pass and/or form.

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The shares deposited at the Company by the shareholders for the purposes of attending the Meeting shall be returned when the Meeting has ended, upon the delivery of the deposit receipts issued to the shareholder or attorney-in-fact for such shares.

The shareholders may either attend the Meeting personally or be represented by a person or persons duly authorised in a power of attorney in accordance with Article 49 subsection III of the Securities Market Law or by any other form of representation granted pursuant to the law.

Furthermore, please be advised that the supporting documentation for the adoption of the resolutions of the Meeting hereby convened, and the application previously mentioned, shall be placed at the disposal of the shareholders at the Company's offices fifteen days prior to the date of the Meeting.

The material for the shareholders’ assembly will be available at asur.com.mx.

Mexico City, 4th of December 2025

____________________________________

Rafael Robles Miaja

Secretary of the Board of Directors

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rionegro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

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